Buenos Aires, October 1st, 2019.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Capital reduction.

Dear Sirs,

I am writing in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”) to inform that on the date hereof, the General Extraordinary Shareholders’ Meeting  approved a capital reduction of AR$ 151,997,025, that is to say, from AR$ 1,899,870,264 to AR$ 1,747,873,239, by way of cancellation of 151,997,025 book-entry, ordinary shares, of a nominal value of AR$ 1 each and carrying one vote per share that the Company holds in virtue of the repurchase plans approved by the Board of Directors Meetings held on June 22nd, 2018 and March 27th  and August 12th, 2019.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations